Computershare

82-1351

Investor Services

02 JUN 20 AM 11:56

Laura Mastrogiuseppe
Account Officer
Stock Transfer
Direct line : (514) 982-7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

June 19, 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

SUPPL

BY COURIER

United States Securities &
Exchange Commission
Office of International Corporate Finance
Stop 3 - 9
450 - 5th Street N.W.
Washington, D.C.
USA 20549

Y/Ref.: 9969-5

02042152

RE: PROMATEK INDUSTRIES LTD.
Special Meeting of Shareholders

Dear Sirs:

Please be advised of the following Record and Meeting dates in respect to the Special Meeting of Shareholders of the subject Company:

Record Date:	**June 26, 2002**
Meeting Date:	**July 30, 2002**
Place of Meeting:	**Montreal, Quebec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Laura Mastrogiuseppe

LM/ba

c.c.: Promatek Industries Ltd.
Lapointe Rosenstein

dlw 7/3